SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Polycom, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On July 21, 2009, Robert C. Hagerty, President and Chief Executive Officer of Polycom, Inc. (the “Company”), addressed employees at the Company’s all-employee meeting regarding the one-time option exchange program approved by the Company’s stockholders at its 2009 Annual Meeting of Stockholders. A transcript of the discussion and accompanying slide are attached as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. The discussion and accompanying slide do not constitute an offer to holders of eligible options to exchange such options.

The option exchange program has not commenced. If and when the option exchange program begins, the Company will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the option exchange program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s stockholders and option holders may obtain free copies of the tender offer documents, when available, by contacting Polycom, Inc., 4750 Willow Road, Pleasanton, CA, 94588, Attention: Stock Administration Department.

Item 12.	Exhibits

Exhibit No.	Description

99.1	Transcript of discussion by Robert C. Hagerty at all-employee meeting on July 21, 2009 re: the one-time option exchange program

99.2	Slide presented at all-employee meeting on July 21, 2009 re: the one-time option exchange program